BULLIVANT HOUSER BAILEY PC
                                                                Attorneys at Law




DANIEL B. ENG
E-mail: daniel.eng@bullivant.com



                                        November 10, 2005


Via Facsimile & EDGAR

Eric Atallah
Staff Accountant
Mail Stop 6010
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

     Re:   MIV Therapeutics, Inc.
           SEC 34 Act File No.: 000-30453

Dear Mr. Atallah:

     In response to a question raised by the Staff, this letter will clarify MIV Therapeutics' (the "Company's") response letters dated July 18, 2005 and
November 3, 2005 regarding its acquisition of SagaX, Inc. and proposed acquisition of Sahajanand Medical Technologies, Inc.

     As previously disclosed, the Company acquired all the outstanding shares of SagaX, Inc., a Delaware corporation. SagaX's sole asset consists of a patent in the United States. The Company acquired SagaX to obtain ownership of the patent and to further develop and potentially place it into a commercially viable product. As stated in the Company's response letter dated July 18, 2005 and as further stated in its letter dated November 3, 2005 to the Staff, SagaX had no business nor assets (except for the patent) as of the date of the acquisition and, therefore, the Company does not believe that SagaX is a significant subsidiary as defined in Rule 1-02(w) and no financial statements are required pursuant to Rule 3-05(b)(2)(i) of Regulation S-X.

Eric Atallah
Staff Accountant
November 10, 2005
Page 2


     In addition, as previously disclosed in a press release and periodic filings with the Commission, the Company has entered into a letter of intent to acquire all of the outstanding shares of Sahajanand Medical Technologies, Inc. ("SMT") for approximately 44.5 million common shares. The acquisition of SMT is subject to a number of conditions including entering into a definitive agreement. If the Company enters into a definitive agreement to acquire SMT, the Company will seek shareholder approval to amend the Company's articles of incorporation to increase the number of authorized shares of common stock for the acquisition. In addition, as set forth in the Company's letter dated July 18, 2005, if the Company enters into a definitive agreement to acquire SMT and consummates the acquisition, the Company will file with the Commission in the appropriate filings SMT's financial statements and pro forma financial information in accordance with Regulation S-X. However, because the Company has not yet entered into a definitive agreement with SMT, and is currently in further discussion with SMT, no financial or other information about a SMT acquisition is required at this time.

     We hope the forgoing explanation clarifies the Company's prior responses, and if you have any questions, please do not hesitate to contact the undersigned.

                                        Very truly yours,

                                        /s/ Daniel B. Eng

                                        Daniel B. Eng

DBE/lcs
cc:   Patrick McGowan
      David Kong